Exhibit 99.1

MATERIAL CHANGE REPORT
Form 51-102F3

Item 1 Name and Address of Company

Titan Medical Inc. (the “Company” or “Titan”)
170 University Avenue
Suite 1000
Toronto, Ontario
M5H 3B3

Item 2 Date of Material Change

October 15, 2019

Item 3 News Release

Attached as Schedule “A” is a copy of the news release relating to the material change, which was disseminated on October 15, 2019 through Business Wire and subsequently filed on the System for Electronic Document Analysis and Retrieval at www.sedar.com (“SEDAR”).

Item 4 Summary of Material Change

Please see the press release attached as Schedule “A”.

Item 5 Full Description of Material Change

Please see the press release attached as Schedule “A”.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

None.

Item 8 Executive Officer

The following executive officer is knowledgeable about the material changes and this report:

Stephen Randall
Chief Financial Officer
(416) 548-7522 (ext. 152)

Email:                          stephen@titanmedicalinc.com
Website:                          www.titanmedicalinc.com

Item 9 Date of Report

October 25, 2019

SCHEDULE “A”

See attached news release.

Titan Medical Announces Pricing of Marketed Offering

TORONTO--(BUSINESS WIRE)--October 25, 2019--Titan Medical Inc. (“Titan” or the “Company”) (TSX:TMD) (Nasdaq:TMDI), a medical device company focused on the design, development and commercialization of a robotic surgical system for application in minimally invasive surgery (“MIS”), is pleased to announce today that it has priced its previously announced marketed offering (the “Offering”) of units of the Company (the “Units”). Pursuant to the Offering, Titan will issue Units at a price of US $0.45 per Unit for total gross proceeds of a minimum of US $15,000,000 and a maximum of US $25,000,000. Each Unit is comprised of one common share of the Company (a “Common Share”) and one Common Share purchase warrant of the Company (a “Warrant”). Each Warrant is exercisable for one Common Share at a price of US $0.55, for a period of 5 years following the closing of the Offering.

An amended and restated preliminary short form prospectus dated October 15, 2019 (the “A&R Preliminary Prospectus”) has been filed in each of the provinces of Ontario, British Columbia and Alberta pursuant to National Instrument 44-101 - Short Form Prospectus Distributions and a corresponding registration statement on Form F-10 (the “Registration Statement”) has been filed with the United States Securities and Exchange Commission under the U.S.-Canada Multijurisdictional Disclosure System, each in respect of the Offering.

The Offering will be undertaken on a best efforts basis pursuant to the terms and conditions of an agency agreement to be entered into between the Company and Bloom Burton Securities Inc. (the “Agent) and the Agent has appointed Northland Securities, Inc. as sub-agent with respect to the offer and sale of the Units in the United States. In connection with the Offering, the Agent will be paid a cash commission equal to 7.0% of the gross proceeds of the Offering and it will be issued that number of non-transferable broker warrants exercisable for Common Shares equal to 7.0% of the number of Units sold in the Offering. The Company also expects to grant to the Agent a 30-day over-allotment option to sell up to an additional 15% of the number of Units and/or Warrants offered in the Offering.

It is expected that closing of the Offering will occur on or about October 31, 2019, or such other date or dates as the Company and the Agent may agree.

The net proceeds of the Offering will be used to fund continued development work in connection with the Company’s robotic surgical system, as well as for working capital and other general corporate purposes. Further details are disclosed in the A&R Preliminary Prospectus, available at www.sedar.com and the Registration Statement, available at www.sec.gov.

The Offering is subject to a number of customary conditions, including, without limitation, receipt of all regulatory and stock exchange approvals. The Registration Statement has not yet become effective. The Units may not be sold nor may offers to buy be accepted in the United States prior to the time the Registration Statement becomes effective. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Units, in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such province, state or jurisdiction.

About Titan

Titan Medical Inc. is focused on computer-assisted robotic surgical technologies for application in MIS. The Company is developing a single-port robotic surgical system comprised of a surgeon-controlled patient cart that includes a dual-view camera system with 3D and 2D high-definition vision options and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides an advanced ergonomic interface to the patient cart and a 3D endoscopic view inside the patient’s body. Titan intends to initially pursue gynecologic surgical indications for use of its single-port robotic surgical system.

For more information, please visit the Company’s website at www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. Such statements reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements. These statements, including with respect to the size of the Offering, the granting of the over-allotment option, the closing date of the Offering and the use of the net proceeds of the Offering, reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Information Form dated March 29, 2019 (which may be viewed at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. Except as required by law, the Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Contacts

LHA Investor Relations
Kim Sutton Golodetz
(212) 838-3777
kgolodetz@lhai.com

or

Bruce Voss
(310) 691-7100
bvoss@lhai.com